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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 02 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Barnard (212) 829-4934
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Douglas Barnard, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2014, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

FABIAN F. RUIZ
Notary Public, State of New York
No. 01RU6191827
Qualified in New York County
Commission Expires August 25, 2016

This report ** contains (check all applicable boxes):

☑ (a) Facing Page
☑ (b) Report of Independent Registered Public Accounting Firm.
☑ (c) Consolidated Statement of Financial Condition.
☐ (d) Consolidated Statement of Operations.
☐ (e) Consolidated Statement of Cash Flows.
☐ (f) Consolidated Statement of Changes in Partners' Capital.
☐ (g) Consolidated Statement of Changes in Subordinated Borrowings.
☑ (h) Notes to Statement of Financial Condition.
☐ (i) Computation of Net Capital
☐ (j) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (k) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (m) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.
☑ (n) An Oath or Affirmation.
☐ (o) A copy of the SIPC Supplemental Report.
☐ (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (q) Reconciliation of Amounts in Consolidated Statement of Financial Condition to amounts of Form X-17A-5
☐ (r) Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
☐ (s) Supplementary Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Partners of BGC Financial, L.P.

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2014. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of BGC Financial, L.P. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2014
(In thousands)

Assets	
Cash and cash equivalents	$ 70,037
Cash segregated under federal and other regulations	10,050
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers	169,941
Receivables from related parties	72,634
Accrued commissions receivable, net	20,325
Loans and forgivable loans from employees	407
Fixed assets, net	2,231
Goodwill	1,821
Other assets	6,877
Total assets	$ 354,323
Liabilities and Partners' Capital	
Accrued compensation	$ 14,996
Payables to broker-dealers, clearing organizations, customers and related broker-dealers	150,897
Payables to related parties	23,941
Accounts payable, accrued and other liabilities	5,450
Total liabilities	195,284
Commitments and contingencies (Note 4)	
Partners' capital:	
Limited partner	157,448
General partner	1,591
Total partners' capital	159,039
Total liabilities and partners' capital	$ 354,323

See notes to the consolidated statement of financial condition.

Notes to Consolidated Statement of Financial Condition
December 31, 2014
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd ("Shoken") is a wholly owned subsidiary of BGCF, a registered broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The consolidated statement of financial condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), a limited partner and BGCF Holdings LLC (1%), a general partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

Basis of Presentation – The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and expenses are recognized on a trade date basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – Cash segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers and dealers under the Commodity Exchange Act and Securities Exchange Commission ("SEC") Act of 1934.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities.

Accrued Commissions Receivable, Net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts of approximately $0 as of December 31, 2014. The allowance is based on management's estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Fixed Assets, Net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with FASB guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

1. General and Summary of Significant Accounting Policies (continued)

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from FASB, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The liability of the Partnership's asset retirement obligation is $172 at December 31, 2014, which approximates fair value and is included in Accounts payable, accrued and other liabilities in the consolidated statement of financial condition.

Goodwill – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance on *Goodwill and Other Intangible Assets*, goodwill is not amortized, but instead is periodically tested for impairment. The Partnership reviews goodwill at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Income Taxes – Income taxes are accounted for under FASB guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

BGCF is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, LP, ("BGCP") which is owned indirectly by BGC. BGCP is taxed as a U.S. partnership, and files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, BGCP arranges for the payment of New York City UBT on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGCP based upon its proportionate share of BGCP's UBT liabilities. Shoken is responsible for federal and state taxes, along with other local Japanese taxes.

Loans and Forgivable Loans from Employees – Loans and forgivable loans from employees are advances on bonuses and salaries and other loan contracts such as forgivable loans that the Partnership may, from time to time, execute with employees. The Partnership expects to fully recover the loans and other advances as agreed under the contracts. As such, the Partnership does not have an allowance related to loan receivables from employees.

2. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2014, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers include:

	Receivables	Payables
Contract values of fails to deliver/receive	$ 94,927	$ 62,741
Customers	40,619	77,287
Clearing organizations	26,696	101
Pending trades, net	278	-
Other receivables/payables from broker-dealers and related broker-dealers	7,421	10,768
	$ 169,941	$ 150,897

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2014 have subsequently settled at the contracted amounts.

(In Thousands)

3. Fixed Assets, Net

Fixed assets, net consisted of the following:

		December 31, 2014
Leasehold improvements and other fixed assets	$	3,679
Computer and communications equipment		2,193
Software, including software development costs		290
		6,162
Less: accumulated depreciation and amortization		(3,931)
Fixed assets, net	$	2,231

The carrying value of capitalizable qualifying computer software costs amounted to $101 at December 31, 2014.

4. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancellable leases, principally for office space, expiring at various dates through 2019. As of December 31, 2014, the minimum lease payments under these arrangements are as follows:

Years Ending December 31,		Minimum Lease Payments
2015	$	1,215
2016		376
2017		159
2018		135
2019		110
Total	$	1,995

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The

4. Commitments, Contingencies and Guarantees (continued)

Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the consolidated statement of financial condition.

Employment, Competitor-Related and Other Litigation – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. The following generally does not include matters that the Partnership has pending against other parties which, if successful, would result in awards in favor of the Partnership.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

On August 24, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") filed a claim with Financial Industry Regulatory Authority ("FINRA") dispute resolution (the "FINRA Arbitration") in New York, New York against the Partnership, one of the Partnership's officers, and certain persons formerly or currently employed by Tullett Liberty subsidiaries. Tullett Liberty thereafter added Tullett Prebon Americas Corp. ("Tullett Americas," together with Tullett Liberty, the "Tullett Subsidiaries") as a claimant, and added 35 individual employees, who were formerly employed by the Tullett Subsidiaries, as respondents (the "FINRA Arbitration"). In the FINRA Arbitration, the Tullett Subsidiaries allege that the Partnership harmed their inter-dealer brokerage business by hiring 79 of their employees, and that the Partnership aided and abetted various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. The Tullett Subsidiaries also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. The Partnership has generally agreed to indemnify the employees. In the FINRA Arbitration, the Tullett Subsidiaries claim compensatory damages of not less than

(In Thousands)

4. Commitments, Contingencies and Guarantees (continued)

$779,000 and exemplary damages of not less than $500,000. The Tullett Subsidiaries also seek costs and permanent injunctions against the defendants. The parties stipulated to consolidate the FINRA Arbitration with five other related arbitrations (FINRA Case Nos. 09-04807, 09-04842, 09-06377, 10-00139 and 10-01265)—two arbitrations previously commenced against Tullett Liberty by certain of its former brokers now employed by the Partnership, as well as three arbitrations commenced against the Partnership by brokers who were previously employed by the Partnership before returning to Tullett Liberty. FINRA consolidated them. The Partnership and the employees filed their Statement of Answer and BGC's Statement of Counterclaim. Tullett Liberty responded to BGC's Counterclaim. Tullett filed an action in the Supreme Court, New York County against three of BGC's executives involved in the recruitment in the New York metropolitan area, but later agreed to discontinue the action in New York state court and add these claims to the FINRA Arbitration. Tullett and the Partnership have also agreed to join Tullett's claims against BGC Capital Markets, L.P. ("BGC Capital Markets") to the FINRA Arbitration. The parties and FINRA also agreed to consolidate an eighth arbitration filed against the Tullett Subsidiaries by certain of its former brokers now employed by the Partnership. The hearings in the FINRA Arbitration and the arbitrations consolidated therewith began in mid-April 2012 and have concluded. Post-hearing briefs were filed in October 2013 and closing arguments were heard in November 2013.

On July 9, 2014, the panel issued its award. The Tullett Subsidiaries' claims for punitive damages, as well as their claims against executives of the Partnership, were denied in their entirety. Tullett Subsidiaries were found to have breached their contract with the people who sold them Chapdelaine Corporate Securities & Co. (many of whom now work for the Partnership) and were ordered to pay those individuals over $6,000 in damages. The Tullett Subsidiaries were also found to have wrongly refused to pay compensation and expenses to one of their former employees who now works for the Partnership, who was awarded over $222. The Partnership and BGC Capital Markets (described together in the award and in this paragraph as "BGC") were found solely liable for approximately $13,000 in damages. Certain desk heads that moved to BGC were found liable for a total of approximately $20,000. An affiliate of the Partnership has paid the awards against the Partnership, its affiliate and the desk heads in full.

On August 10, 2012, the Tullett Subsidiaries commenced a FINRA arbitration against the Partnership, BGC USA, L.P. ("BGC USA"), another affiliate of the Partnership, and an officer and an employee of the Partnership who were formerly employed by the Tullett Subsidiaries. The Tullett Subsidiaries allege that the Partnership and BGC USA aided and abetted various alleged wrongs by the individual respondents, tortiously interfered with these individuals'

4. Commitments, Contingencies and Guarantees (continued)

employment contracts with Tullett, and violated a FINRA Rule of Conduct. The Tullett Subsidiaries also allege breaches of contract and duties of loyalty and fiduciary duties, as well as the misappropriation of trade secrets and confidential information, and the violation of a FINRA Rule of Conduct against their former employees, and seek a declaratory judgment invalidating indemnification agreements entered into between the BGC respondents and the individual respondents. The Tullett Subsidiaries seek compensatory damages of not less than $14,000 in salaries, bonuses and other compensation and benefits they paid to the individual respondents, as well as consequential and punitive damages. The Tullett Subsidiaries also seek costs and a permanent injunction, in addition to the aforementioned declaratory judgment, against the respondents. In November 2012, the Partnership and an employee of the Partnership were dismissed as respondents, and Statements of Answer were filed on behalf of the remaining respondents. In June 2013, the parties agreed to stay this arbitration pending the resolution of the FINRA Arbitration and another matter.

On January 13, 2015, BGC Partners, Inc. entered into a settlement of litigation with Tullett Prebon plc that resolves all ten outstanding lawsuits involving the two companies, including the matter described in the preceding paragraph. An affiliate of the Partnership will pay the settlement.

Going forward, the Company does not expect to have further expenses, including legal fees, relating to these claims under GAAP.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership taken as a whole.

Risk and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

(In Thousands)

5. Related Party Transactions

Cantor, BGC and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services. Additionally, other services provided by affiliates included occupancy of office space and utilization of fixed assets. The Partnership performed clearance and settlement services for affiliates.

The Partnership issued loans to employees of the Partnership which are forgiven over a specified period of time. As of December 31, 2014, the balance of employee forgivable loans was $90 and is included in Loans and forgivable loans from employees in the Partnership's consolidated statement of financial condition.

The Partnership has a loan receivable from BGC in the amount of $56,214 which is included in Receivables from related parties in the consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over LIBOR.

6. Income Taxes

As of December 31, 2014, the Partnership recorded a deferred tax asset of approximately $3,431 net of a valuation allowance of approximately ($1,147), including ($606) in the current year. The deferred tax asset consists primarily of book-tax differences related to loan reserves, forgivable loans, exchangeability of partnership units and net operating losses. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to BGCF not being subject to federal tax.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). There was not any unrecognized tax benefit as of December 31, 2014. The Partnership does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months. The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is not presently under examination for United States federal, state and local income tax purposes. BGCP's U.S. federal, state and local tax returns are no longer subject to examination by tax authorities for the years prior to 2011.

(In Thousands)

7. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2014, the Partnership had net capital of $50,107, which was $48,361 in excess of its required net capital. In addition, the Partnership's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000. At December 31, 2014, the Partnership had partners' capital of $159,039.

BGCF is also subject to the SEC Customer Protection Rule ("Rule 15c3–3"). BGCF segregated cash of $10,050 into a special reserve account for the exclusive benefit of customers as of December 31, 2014.

8. Financial Instruments and Off-Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations and institutional investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the creditworthiness of each counterparty with which it conducts business.

9. Subsequent Events

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition were available to be issued. There have been no material subsequent events that would require recognition in the consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.